February 9, 2011

BY EDGAR CORRESPONDENCE

Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail-Stop 4631
100 F Street, N.E.
Washington, D.C.  20549

Re:	The Shaw Group Inc.
Form 10-K for the Fiscal Year ended August 31, 2010
Filed October 28, 2010
    Form 10-Q for the Fiscal Quarter Ended November 30, 2010
File No. 1-12227

Dear Mr. O’Brien:

This letter responds to your January 31, 2011, comment letter to J. M. Bernhard, Jr., Chief Executive Officer of The Shaw Group Inc. (the “Company”), relating to the filings referenced above (the “Comment Letter”). Set forth below in bold are each of the comments the Securities and Exchange Commission staff (the “Staff”) included in the Comment Letter with the Company’s response immediately following each of the Staff’s comments.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

Liquidity and Capital Resources, page 52

1.
We note the additional disclosures that you intend to include in future filings in response to comment 1 in our letter dated January 4, 2011. To allow investors to better understand how the factors you discuss are currently impacting AR and CIE, please quantify the components of CIE. Specifically, please disclose the amount of CIE that relates to fixed price contracts, cost-reimbursable contracts, claims/litigation, and project incentives. Please also clarify the status of your fixed price contracts in terms of where you are generally in terms of milestone billings and whether new fixed priced projects were booked with positive working capital terms to replace contracts in the latter phases of execution. Please provide us with the revised draft disclosure you intend to include in future filings.

Response:

Many of our contracts have hybrid components that include both fixed price and reimbursable components and most of our major contracts have numerous individual milestone payments. As a result, our systems do not track CIE by type of contract or by milestone payments and to do so would be both labor intensive and costly. To the extent we identify trends that would be material to our investors with respect to billing and collection of AR and CIE, we will undertake to provide a discussion of same in appropriate portions of future filings. We propose to revise our future interim and annual filings to address your comments and include disclosure substantially consistent with the following:

Our primary source of operating cash inflows is collections of our accounts receivable (AR), which are generally invoiced based upon achieving performance milestones prescribed in our contracts. Our outstanding AR and costs and estimated earnings in excess of billings (CIE) are reviewed monthly and tend to be due from high quality credit clients such as regulated utilities, U.S. Government agencies, multinational oil companies and industrial corporations, and merchant power producers. Because our clients tend to have the financial resources sufficient to honor their contractual obligations, we believe our AR and CIE are collectible. The timing of the milestone billings on fixed-priced contracts varies with each milestone within each contract but generally are invoiced within several months of first incurring costs associated with the prescribed work. Working capital movements on fixed-price contracts are based on the timing of our completion of the specified performance milestones. Generally, working capital movements are positive in the early phases of the fixed price contracts and can be negative in the later phases as the cash balances decline to equal earnings. If new fixed-priced projects are not booked with positive working capital terms to replace contacts in the latter phases of execution, our net working capital movement tends to be negative. For cost-reimbursable contacts, we generally seek to bill and collect payments in advance of incurring project costs. However, cost-reimbursable contracts with the U.S. government provide for billings in the month subsequent to incurring the costs.

At August 31, 2010 and August 31, 2009, AR and CIE were 30.2% and 31.1% of current assets, respectively. At August 31, 2010, 61.7% of our CIE reflects costs from contracts being executed by our E&I segment, primarily for the U.S. Government, which we expect to invoice and collect in the normal course of business. See Note 5 — Accounts Receivable, Concentrations of Credit Risk, and Inventories and Note 20 — Accounting for Claims, Unapproved Change Orders and Incentives on Long-Term Construction Contracts to our consolidated financial statements for additional information with respect to these working capital items.

Critical Accounting Policies and Estimates, page 60

2.
We note the additional disclosures that you intend to include in future filings in response to comment 1 in our letter dated January 4, 2011.  Specifically, we note the factors that you listed in the draft disclosure that you believe support the presumption that your 20% voting interest in Westinghouse gives you significant influence over Westinghouse’s operational policy-making decisions. However, based on the correspondence addressing this issue, it appears as though accounting for the Westinghouse investment was primarily based on your representation about how Toshiba has historically permitted you to participate in Westinghouse operational policy-making decisions in addition to your contractual rights. Please refer to SEC letters dated May 29, 2007 and July 13, 2007. Please also refer to your letters dated June 15, 2007 and July 27, 2007. As such, please revise your draft disclosure to clarify for investors the participation that Toshiba has historically permitted you to have in Westinghouse’s operational policy-making decisions and that you currently are permitted to exercise the same participation. Please refer to pages 18-20 of your letter dated June 15, 2007.  Please also provide investors with an understanding as to the circumstances that would cause you to change your accounting in the Westinghouse investment from equity method of accounting to the cost method. Please refer to Section 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you would have included in your fiscal year 2010 Form 10-K in response to this comment and will provide in your next periodic report.

Response:

We acknowledge the Staff’s comment and will update our future disclosures to address your comment which will be substantially consistent with the following:

Note 7 – Equity Method Investments

The Company’s only significant investment accounted for using the equity method is our subsidiary Nuclear Energy Holdings’ 20 percent equity interest in two companies (Investment in Westinghouse) who, together with their subsidiaries, are collectively referred to as the Westinghouse Group (Westinghouse). Under GAAP, use of the equity method is appropriate in circumstances in which an investor has the ability to exercise “significant influence” over the operating and financial policies of an investee. GAAP presumes significant influence exists as a result of holding an investment of 20 percent or more in the voting stock of an investee, absent predominant evidence to the contrary. The determination of whether a minority holder has the ability to exercise “significant influence” over the operating and financial policies of an investee requires management judgment. Factors supporting our assessment that we have the ability to exercise significant influence within Westinghouse include: (i) our CEO’s position as one of three Directors on the Board of Directors of Westinghouse Group and ongoing participation in its deliberations; (ii) NEH’s right to appoint a representative to an advisory committee (“Owner Board”) whose functions are to advise as to the administration and supervision of matters regarding the Westinghouse Group and provide advice on other matters including supervision of the business, and our ongoing exercise of that right; (iii) the material number of consortium agreements we have entered into with Westinghouse over time; (iv) our participation in periodic management reviews; and (v) the requirement that the Owner Board review and approve certain defined business transactions. We review the accounting treatment for this investment on a quarterly basis. Based upon our analysis of these factors and our expectations for the future, we concluded that no change from the equity method of accounting is warranted at August 31, 2010.

In the event we conclude we can no longer account for this investment under the equity method, our Investment in Westinghouse would be treated as a cost method investment with the initial basis being our previous carrying amount of the investment under the equity method of accounting offset by our share of Westinghouse’s accumulated other comprehensive income (loss) then recorded in our accumulated other comprehensive income (loss). Under the cost method of accounting, we would no longer include our proportionate share of Westinghouse’s earnings in our statement of operations. Dividends relating to Westinghouse’s earnings from the date we are under the cost method would be reflected as earnings in our statement of operations. Distributions exceeding our share of earnings would result in a reduction of the carrying amount of the investment.

Critical Accounting Estimates

Investment in Westinghouse

We account for our Investment in Westinghouse under the equity method. The use of the equity method is appropriate in circumstances in which an investor has the ability to exercise “significant influence” over the operating and financial policies of an investee. GAAP presumes significant influence exists as a result of holding an investment of 20 percent or more in the voting stock of an investee, absent predominant evidence to the contrary. The determination of whether a minority holder has the ability to exercise “significant influence” over the operating and financial policies of an investee requires management judgment. We made our determination based upon contractual rights we have, our disproportional representation on the board of directors, and our interactions during our ownership period. Should we conclude that we can no longer account for this investment under the equity method, our Investment in Westinghouse would be treated as a cost method investment. See Note 7 – Equity Method Investments for a discussion of the impact on our consolidated financial statements for a change in accounting for our Investment in Westinghouse from equity method to cost method.

Note 14 – Contingencies and Commitments, page F-50
Legal Proceedings, page F-51

3.
In future filings, please clarify for investors whether or not you have recognized a liability (or contract cost in the estimates to complete) for each of the four legal proceedings disclosed. In this regard, we note your statement that you have not recognized a liability for two of the four legal proceedings discussed. However, it is unclear which of the four you are referencing. This disclosure will allow investors to better analyze the impact an adverse ruling on these matters may have to your consolidated financial statements.

Response:

In future filings, we will reference Note 20 in Note 14 so that readers can better understand which matters identified in Legal Proceedings are included in the assumed recoverable amounts recorded in the financial statements for claims and unapproved change orders.

Note 20 – Accounting for Claims, Unapproved Change Orders and Incentives on Long-
Term Construction Contracts, page F-64

4.
We note your response to comment 5 in our letter dated January 4, 2011.  While we understand that you do not want to unduly prejudice your litigation or arbitration position, it is unclear how disclosing to investors the amount recognized as revenues and included in CIE would prejudice your positions.  In this regard, the amounts recognized in CIE related to litigation and arbitration should agree to the costs incurred with any profits recognized only to the extent that receipt is assured beyond reasonable doubt.  Please refer to your accounting policy on pages F-13 and F-14 of your 2010 Form 10-K. Presumably, the costs incurred for these issues are known by all parties. As such, we continue to request that your provide investors with quantification of the portion of CIE that relates to these two matters, especially since it is unclear which of the four legal proceedings disclosed in Note 14 are the two matters referenced in your disclosure regarding CIE. Otherwise, please provide us with an explanation as to why this information is not useful to your investors’ understanding of the realizability of CIE and ultimate collection.

Response:

Please note that in many cases the definition of “cost” and the amount which we believe we are entitled to recover is a central component of the dispute with our clients. In future filings, we will modify our disclosures in response to your comment to disclose the aggregate value of unapproved change orders, claims and project incentives that are included in CIE at the balance sheet date. We will further refine our disclosure with respect to claims (and in some cases unapproved change orders) where we recognize as revenue our best estimate of the recovery based on many factors, which per our policy may not exceed cost but frequently is less than the cost in our estimate at completion (which effectively reduces the margin on the contract). In addition, we will continue to reference which matters included in Legal Proceedings are included within the amounts disclosed for claims and unapproved change orders.

* * * * *

In connection with responding to the Staff’s comments we acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, and (ii) Staff comments or changes due to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge the Staff’s position that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments, please contact David P. Oelman, of Vinson & Elkins L.L.P, at (713) 758-3708.

Very truly yours,

/s/ Brian K. Ferraioli
Brian K. Ferraioli
Executive Vice President &
Chief Financial Officer
The Shaw Group Inc.

cc:   Tracey Houser, Staff Accountant, Division of Corporation Finance
J.M. Bernhard, Jr., Chairman, Chief Executive Officer and President, The Shaw Group Inc.
John Donofrio, Executive Vice President, General Counsel and Corporate Secretary
David P. Oelman, Vinson & Elkins
Dennis Whalen, KPMG